FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of June, 2007

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Hanson PLC

2. Reason for the notification (Yes/No)

An acquisition or disposal of voting rights                                  Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

An event changing the breakdown of voting rights:

Other (please specify) :

3. Full name of person(s) subject to the notification obligation:

Credit Suisse Securities (Europe) Limited

4. Full name of shareholder(s) (if different from 3.):

Credit Suisse Securities (Europe) Limited,
Credit Suisse International,
Credit Suisse Investment Banking Division

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

19.06.07

6. Date on which issuer notified:

21.06.07

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible       Situation previous to the Triggering transaction
using the ISIN CODE
                                  Number of shares                   Number of voting Rights

ORD-                              n/a                                n/a
GB0033516088

Resulting situation after the triggering transaction

Class/type of shares if     Number of shares        Number of voting rights            % of voting rights
possible using the ISIN
CODE
                                                    Direct         Indirect            Direct      Indirect

ORD-                        22,984,966              22,984,966     n/a                 3.220%      n/a
GB0033516088

B: Financial Instruments

Resulting situation after the triggering transaction

Type of         Expiration Date       Exercise/Conversion       Number of voting rights     % of voting rights
financial                             Period/ Date              that may be acquired if the
instrument                                                      instrument is exercised/
                                                                converted.

Total (A+B)
Number of voting rights        % of voting rights

22,984,966                     3.220%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Limited and Credit Suisse International are
part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will
cease to hold:

12. Date on which proxy holder will cease to
hold voting rights:

13. Additional information:

14. Contact name:                            Will Dawson

15. Contact telephone number:                +44207888 5416

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   June 22, 2007